BOULDER SPECIALTY BRANDS, INC.

6106 Sunrise Ranch Drive

Longmont, Colorado 80503

December 15, 2005

VIA FACSIMILE (202-772-9206) AND EDGAR

Duc Dang, Esq.

Mail Stop 3561

Office of Emerging Growth Companies

U. S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

RE:	Boulder Specialty Brands, Inc.

Registration Statement on Form S-1 (the “Registration Statement”)

File No. 333-126364

Filed July 1, 2005

Dear Mr. Dang:

On behalf of Boulder Specialty Brands, Inc., a Delaware corporation (“the Company”), the following acknowledgments are provided by the Company to the Securities and Exchange Commission in accordance with the Staff’s letters of comment:

1.    Should the Commission or the Staff, acting pursuant to delegated authority, declare the Registration Statement, as amended, effective, such declaration does not foreclose the Commission from taking any action with respect to the filing;

2.    The action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the Registration Statement, as amended, effective does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

3.    The Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the Federal securities laws of the United States.

Very Truly Yours

/s/ Stephen B. Hughes
Stephen B. Hughes, Chief Executive Officer